UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 8‑K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2021

IKONICS CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	000-25727	41-0730027
(State or other jurisdiction of incorporation)0	(Commission File Number)	(IRS Employer Identification No.)

4832 Grand Avenue Duluth, Minnesota	55807
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code  (218) 628-2217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	IKNX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.         Entry into a Material Definitive Agreement.

As previously announced, IKONICS Corporation (“IKONICS”) and TeraWulf Inc. (“TeraWulf”) have entered into an Agreement and Plan of Merger, dated as of June 24, 2021, as amended (the “merger agreement”), with respect to a strategic business combination involving IKONICS and TeraWulf. Pursuant to the terms of the merger agreement, (i) Telluride Merger Sub I, Inc. (“Merger Sub I”), a wholly owned subsidiary of Telluride Holdco, Inc. (“Holdco”), which is a wholly owned subsidiary of IKONICS, will merge with and into IKONICS, (the “First Merger”), with IKONICS surviving the First Merger, and (ii) Telluride Merger Sub II, Inc. (“Merger Sub II”), a wholly owned subsidiary of Holdco, will merge with and into TeraWulf (the “Second Merger”), with TeraWulf surviving the Second Merger.

On December 2, 2021, IKONICS entered into a third amendment (the “Amendment”) to the merger agreement that, among other things, (1) restores the timing of settlement of outstanding restricted stock units under IKONICS’ 2019 Omnibus Incentive Plan (“IKONICS RSUs”) to immediately preceding the First Merger, (2) supplements the fee and expense reimbursement of IKONICS’ expenses to also include all cash payments made in exchange for the cancellation of outstanding IKONICS RSUs (as described further in Item 5.02 below), and (3) more specifically addresses the timing of appointment for the post-transaction board of directors of Holdco. The expected composition of Holdco’s board of directors remains as disclosed in the proxy statement/prospectus dated November 12, 2021, which forms a part of the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) and declared effective on November 12, 2021 (file no. 333-258335), as the same may be supplemented from time to time.

The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified by, the full text of the Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 5.02.         Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 1, 2021, the Compensation Committee of the Board of Directors of IKONICS approved the cancellation of all outstanding IKONICS RSUs in exchange for cash payment equal to $33.82, net of applicable withholding taxes, for each share underlying the unvested portion of such IKONICS RSUs. All employees, including the executive officers of IKONICS, and directors are eligible to participate in the cancellation arrangement. Pursuant to the Amendment described in Item 1.01, TeraWulf has agreed to fund the payments in exchange for cancellation of IKONICS RSUs. Holders of IKONICS RSUs who do not participate in the cancellation arrangement are expected to receive the same consideration as other holders of shares of IKONICS common stock as a result of the First Merger.

The foregoing description of the Restricted Stock Unit Cancellation and Release Agreements does not purport to be complete and is subject to, and qualified by, the full text of the form of Restricted Stock Unit Cancellation and Release Agreement, copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.         Other Events.

TeraWulf Debt Financing

On December 1, 2021, TeraWulf, as borrower, entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with certain subsidiaries of TeraWulf, as guarantors, the lenders party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent. The Loan Agreement provides TeraWulf with a $123.5 million senior secured term loan (the “Term Loan”), all of which was borrowed on the closing date of the Loan Agreement (the “Loan Agreement Closing Date”). The Term Loan has a scheduled maturity date of December 1, 2024. NovaWulf Digital Management, LP (“NovaWulf”), an investment fund in which Mr. Paul Prager, TeraWulf’s Chief Executive Officer, and Mr. Nazar Khan, TeraWulf’s Chief Operating Officer and Chief Technology Officer are minority investors, is one of the lenders under the Loan Agreement.

The Term Loan bears interest at a rate of 11.5% per annum and amortizes in quarterly installments equal to 12.5% of the original principal amount, commencing after the first anniversary of the Loan Agreement Closing Date. Any prepayment of the Term Loan made prior to the first anniversary of the Loan Agreement Closing Date will be subject to a make-whole premium equal to the present value of interest that would have been payable through the first anniversary of the Loan Agreement Closing Date plus 3.0% of the principal amount prepaid, and will be subject to a prepayment fee of 3.0% if prepaid on or after such first anniversary and prior to the second anniversary of the Loan Agreement Closing Date, and a prepayment fee of 2.0% if prepaid on or after such second anniversary and prior to the maturity date. Amounts prepaid or repaid under the Term Loan may not be reborrowed.

The obligations under the Loan Agreement and the Term Loan are guaranteed by each of TeraWulf’s subsidiaries as of the Loan Agreement Closing Date and any future subsidiaries of such subsidiary guarantors. Upon the consummation of the Second Merger, Holdco will assume the obligations of TeraWulf as the borrower under the Loan Agreement and the Term Loan, and TeraWulf will become a subsidiary guarantor. The obligations under the Loan Agreement are expected to be secured by substantially all of the assets of Holdco, TeraWulfand the subsidiary guarantors, but excluding the equity interests of Nautilus Cryptomine LLC, IKONICS and any future subsidiary of Holdco or TeraWulf, in each case, that is not a subsidiary guarantor.

The Loan Agreement does not include any financial covenants. The Loan Agreement includes covenants that limit changes in business, liquidations and dissolutions, mergers and consolidations, incurrence of debt and liens, asset sales, affiliate transactions, investments, restricted payments of TeraWulf, violations of sanctions, anti-corruption and anti-money laundering laws and certain other legal and regulatory compliance matters, modifications of certain agreements and reduction in ownership of, and certain other changes regarding, Nautilus Cryptomine LLC.

The Loan Agreement contains events of default customary for financings of this type, including, but not limited to, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy or insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any loan document to be in full force and effect and changes of control. If such an event of default occurs, the lenders under the Loan Agreement would be entitled to take various actions, including, but not limited to, accelerating amounts outstanding under the Term Loan and exercising rights and remedies with respect to the guaranties and collateral.

In addition, on the Loan Agreement Closing Date, TeraWulf issued to the lenders party to the Loan Agreement an aggregate of 839,398 shares of common stock, par value $0.001 per share, of TeraWulf (the “Loan Shares”). The issuance of the Loan Shares was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

TeraWulf Equity Financing

On December 1, 2021, TeraWulf, entered into subscription agreements with certain accredited investors, pursuant to which such accredited investors agreed to purchase in private placement transactions an aggregate of 2,261,932 newly issued shares of common stock, par value $0.001 per share, of TeraWulf (the “Subscription Shares”) for an aggregate purchase price of approximately $76.5 million. Substantially all of the proceeds from the purchase and sale of the Subscription Shares have been funded, with the remainder is expected to be received prior to the closing of the Transaction. TeraWulf intends to use the net proceeds from the issuance of the Subscription Shares to repay certain stockholder loans in accordance with their terms and for general corporate purposes.

The issuance of the Subscription Shares will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

It is expected that the Loan Shares and the Subscription Shares will automatically be converted into the right to receive the shares of common stock of Holdco in connection with the Second Merger.

Item 9.01.         Financial Statements and Exhibits.

(d)      Exhibit.

Exhibit Number	Description
2.1

Amendment No. 3 to Agreement and Plan of Merger, dated December 2, 2021, by and among IKONICS Corporation, Telluride Holdco, Inc., Telluride Merger Sub I, Inc., Telluride Merger Sub II, Inc., and TeraWulf Inc.

10.1	Form of Restricted Stock Unit Cancellation and Release Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where to Find It; Participants in the Solicitation

In connection with the proposed business combination between IKONICS and TeraWulf, Holdco has filed an effective registration statement on Form S-4 with the SEC that includes a proxy statement/prospectus. The proxy statement/prospectus and a proxy card has also been sent or given to IKONICS shareholders entitled to vote at the special meeting relating to the proposed transaction. The proxy statement/prospectus, any other relevant documents, and all other materials filed with the SEC concerning IKONICS are (or, when filed, will be) available free of charge at http://www.sec.gov and http:/www.ikonics.com/investor-relations. Shareholders should read carefully the proxy statement and any other relevant documents that IKONICS files with the SEC when they become available before making any voting decision because they will contain important information.

This current report on Form 8-K does not constitute a solicitation of proxy, an offer to purchase, or a solicitation of an offer to sell any securities. IKONICS and its directors and executive officers are deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information regarding the names of such persons and their respective interests in the transaction, by securities holdings or otherwise, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in the proxy statement/prospectus. To the extent IKONICS’ directors and executive officers or their holdings of IKONICS’ securities have changed from the amounts disclosed in the Proxy Statement, to IKONICS’ knowledge, such changes have been reflected on initial statements of beneficial ownership on Form 3 or statements of change in ownership on Form 4 on file with the SEC. These materials are (or, when filed, will be) available free of charge at http://www.Ikonics.com/investor-relations.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the mergers, including the risks that (a) the mergers may not be consummated within the anticipated time period, or at all, (b) the parties may fail to obtain shareholder approval of the merger agreement, (c) other conditions to the consummation of the mergers under the merger agreement may not be satisfied, (d) all or part of TeraWulf’s contemplated financing may not become available, and (e) the significant limitations on remedies contained in the merger agreement may limit or entirely prevent a party from specifically enforcing another party’s obligations under the merger agreement or recovering damages for any breach; (2) approval of the combined company’s application to list its shares on The Nasdaq Stock Market LLC, (3) the effects that any termination of the merger agreement may have on a party or its business, including the risks that (a) the price of IKONICS’ common stock may decline significantly if the mergers are not completed, (b) the merger agreement may be terminated in circumstances requiring IKONICS to pay TeraWulf a termination fee of $1.2 million, or (c) the circumstances of the termination, may have a chilling effect on alternatives to the mergers; (4) the effects that the announcement or pendency of the mergers may have on IKONICS and its business, including the risks that as a result (a) the business, operating results or stock price of IKONICS’ common stock may suffer, (b) its current plans and operations may be disrupted, (c) the ability of IKONICS to retain or recruit key employees may be adversely affected, (d) its business relationships (including, customers, franchisees and suppliers) may be adversely affected, or (e) management and employee attention may be diverted from other important matters; (5) the effect of limitations that the merger agreement places on IKONICS’ ability to operate its business, return capital to shareholders or engage in alternative transactions; (6) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the transactions and instituted against IKONICS and others; (7) the risk that the transaction may involve unexpected costs, liabilities or delays; (8) other economic, business, competitive, legal, regulatory, and/or tax factors; (9) the possibility that less than all or none of IKONICS’ historical business will be sold prior to the expiration of the CVRs; and (10) other factors described under the heading “Risk Factors” in the proxy statement/prospectus contained in the Registration Statement, as updated or supplemented by subsequent reports that IKONICS has filed or files with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. None of Holdco, IKONICS or TeraWulf assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IKONICS CORPORATION

Date: December 3, 2021	/s/ Jon Gerlach
Jon Gerlach
Chief Financial Officer
and Vice President of Finance